Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.
Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

  August 18, 2015
Dear Shareholder,

You are cordially invited to attend a special general meeting (the “Meeting”) of the shareholders of Caesarstone Sdot-Yam Ltd. (the “Company”), to be held on September 17, 2015, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.

The Company’s formal Notice of Special General Meeting of Shareholders (the “Notice”), as published on August 10, 2015, and the Proxy Statement appearing on the following pages, describes in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on August 17, 2015, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the Notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Maxim Ohana Chairman of the Board of Directors

CAESARSTONE SDOT-YAM LTD.
Kibbutz Sdot Yam, MP Menashe, 3780400, Israel
Tel: +972-4-636-4555

PROXY STATEMENT

_________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 17, 2015

M.P Menashe, Israel, August 10, 2015 – Caesarstone Sdot-Yam Ltd. (Nasdaq: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that a special general meeting (the “Meeting”) of its shareholders will be held on September 17, 2015, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called to approve the grant of options to the Company's chief executive officer, Mr. Yosef Shiran.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon and one of the following additional voting requirements is necessary for the approval of the proposal:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the proposal, present and voting; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the proposal being brought for approval shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

Only shareholders of record at the close of business on August 17, 2015, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the proposal to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be mailed on or about August 17, 2015, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about August 17, 2015. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, no later than August 27, 2015. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS Maxim Ohana Chairman of the Board of Directors

M.P Menashe, Israel
August 10, 2015

PROXY STATEMENT

General Information

This Proxy Statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board”), for use at the special general meeting of shareholders of the Company (the “Meeting”) to be held on September 17, 2015, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on August 17, 2015, the record date for the Meeting.

Agenda

The Meeting is being called to approve the grant of options to the Company's Chief Executive Officer (the “CEO”), Mr. Yosef Shiran.

The Proxy

Yair Averbuch and Michal Baumwald Oron, or any one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Subject to applicable law and the rules of the NASDAQ Stock Market, if no instructions are indicated in such proxies with respect to the proposal, the shares represented by properly executed and received proxies, will be voted “FOR” the proposal if, the presence or absence of “personal interest” and “control shareholding” is properly indicated in such proxies.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairman of the Meeting, or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on August 17, 2015 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card with the proxy materials they forwarded, directing the holder of record how to vote the shares.

As of the Record Date, there were 35,294,755 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote because that holder does not have discretionary voting power and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The Meeting agenda does not include any item that may be considered routine. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposal.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as vote “FOR” or “AGAINST” a matter.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon and one of the following additional voting requirements is necessary for the approval of the proposal:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the proposal, present and voting; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the proposal being brought for approval shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

The Kibbutz, which owns approximately 32.4% of the Company’s outstanding ordinary shares as of the Record Date, August 17, 2015, is the Company’s only controlling shareholder.

In accordance with the requirements of the Companies Law, 5759 – 1999 (the “Companies Law” or the “Israeli Companies Law”), any shareholder who participates in the vote on the proposal, must inform the Company before the vote, and if such shareholder votes by proxy, should state on the enclosed proxy card, whether or not such shareholder has a personal interest in the approval of the proposal and whether such shareholder should be considered a controlling shareholder. The vote of any shareholder that does not so inform the Company shall not be counted with respect to the proposal.

On the matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the proposal. Ordinary shares present at the Meeting that are not voted on the proposal (including broker non-votes), will not be counted in determining whether the proposal is approved by shareholders.

Each ordinary share is entitled to one vote on the proposal brought before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investor Relations portion of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee.  You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice and this Proxy Statement are available at the Investor Relations section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL

APPROVAL OF GRANT OF OPTIONS TO THE COMPANY'S CHIEF EXECUTIVE OFFICER

At the Meeting, our shareholders will be asked to approve a grant of options to our CEO, Mr. Shiran, to purchase up to 360,000 ordinary shares of the Company, subject to the terms and vesting schedule described hereunder (the “Grant”). The Grant was approved by our independent compensation committee and, at the compensation committee’s recommendation, by our Board.

In making its recommendation, the compensation committee determined that the Grant is consistent with the Company's compensation policy. In addition, the compensation committee and the Board considered several factors, including, among other things, the responsibilities and duties of Mr. Shiran, compensation, including long-term equity compensation, of comparably situated chief executive officers, the key role Mr. Shiran plays in leading the Company and promoting its future growth and profitability, the importance of long-term equity-based compensation as a tool to retain qualified senior executive officers and to align the interests of the CEO with those of our shareholders, the other components of Mr. Shiran’s overall compensation package, namely, a fixed monthly payment and a yearly bonus which is based on the Company's annual net profit (for further information re the CEO's compensation package see the Company's annual report filed on Form 20-F with the SEC on March 12, 2015), as well as certain other factors prescribed by Israel’s Companies Law and our compensation policy.

In connection with their review, the compensation committee and the Board directly engaged the services of Ernst & Young (Israel) Ltd., a member of Ernst & Young Global (“EY”), a leading global provider of consulting services relating to human capital and compensation. EY provided input on a range of external factors, including benchmarking information regarding executive compensation offered to similarly situated executives at other companies, as well as presented certain alternatives for an equity compensation in light of the Company’s existing compensation structure as requested by the compensation committee. EY reported directly and separately to each of the Company’s compensation committee and the Board.

The Grant is subject, among other things, to the following terms and conditions:

(i)	if approved by the Company’s shareholders at the Meeting, the commencement date of the vesting schedule shall be the date of the Meeting (or the date of the Adjourned Meeting)(the “Grant Date”);

(ii)
commencing as of the Grant Date, and for as long as Mr. Shiran is engaged by the Company under the Management Services Agreement, including during the Notice Period (both, as defined below), the options shall vest as follows: 45,000 options shall vest on the Grant Date, and thereafter 22,500 options shall vest on the last day of each calendar quarter, for the subsequent 14 calendar quarters, such that the first vesting date, following the Grand Date's vesting, shall be on September 30, 2015 and on December 31, 2018 the options shall be fully vested;

(iii)
the options shall expire on the earlier between the lapse of 36 months following the termination of our services agreement with the CEO and four (4) years after the Grant Date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the Company's 2011 Incentive Compensation Plan (the “Plan”);

(iv)
the Grant shall be in accordance with and pursuant to Section 102 (capital gain track) of the Israeli Income Tax Ordinance [New Version]. A grant under such terms is customary in Israel, pursuant to which most of the profit generated by the options' awardee is considered capital gain and, as a result, a lower tax rate applies.

(v)	the exercise price shall be the closing price of the Company's ordinary shares on the NASDAQ Stock Market on the Grant Date (the “Exercise Price”);

the options may be exercised on a “net basis”; which means that an exercised portion of the options shall be exchanged (without payment of any cash or other consideration) for that number of the Company's ordinary shares calculated as follows: (I) (a) the gross number of options that are being exercised, multiplied by (b) an amount equal to the fair market value of such ordinary shares at the time of such exercise minus the Exercise Price; divided by (II) the fair market value of such ordinary shares.  For so long as our ordinary shares are listed for trading on the NASDAQ Stock Market, the fair value per ordinary shares is the average of the closing prices of an ordinary share on NASDAQ Stock Market over the three (3) trading day period ending on the last day prior to the exercise.

(vi)	options that have not vested prior to any of the following events, shall immediately vest and be exercisable upon the occurrence of one or more of the following events:

a.	a change in control event, as defined in Section 2.9 of the Plan; or

b.	any sale, exchange, transfer or other disposition of all or substantial part of the Company's assets to any person (other than a transfer or distribution to a related entity).

(vii)
the options (whether vested or unvested) shall be subject to customary adjustments for share splits, share dividends, recapitalizations and the like.  In addition, in the event of a dividend distribution (whether in cash or in kind) by the Company to its shareholders after the Grant Date, the Exercise Price shall be reduced by the amount of the gross dividend distributed per ordinary share, provided that the Exercise Price per ordinary share shall not be lower than the ordinary share's par value.

(viii)	unless otherwise specified herein, the terms set forth in the Plan shall apply to the Grant.

All other engagement terms of Mr. Shiran remain unchanged.

As of August 17, 2015, there were 1,454,837 shares authorized for issuance under the Plan.  As of August 17, 2015, such total unissued shares reserved under the Plan and total shares subject to outstanding awards (including the shares that would be issuable pursuant to the proposed Grant) represented approximately 4.1% of the current outstanding shares of the Company.

Pursuant to the management services agreement we entered into with a company wholly-owned by Mr. Shiran (the “Management Services Agreement”), in consideration for services provided by Mr. Shiran personally, we pay a monthly fee of NIS 122,240 (approximately $32,400) indexed to the November 2008 Israeli consumer price index plus VAT, as well as provide benefits that are customary for senior executives in Israel. Mr. Shiran is also entitled to an annual bonus equal to 2.5% of our net income in excess of NIS 20.0 million (approximately $5.3 million) without any guaranteed minimum. Mr. Shiran is entitled to three months’ notice prior to termination of his employment by us and to a further six-month period during which he is entitled to all of his rights under the Management Services Agreement (these two periods, collectively: the “Notice Period”), except in the case of a termination for cause, and is required to continue to provide services to us for three months of the nine-month Notice Period.

In March 2012, we granted to Mr. Shiran options to purchase ordinary shares equal to 2% of the number of our shares outstanding following the pricing of our initial public offering. The exercise price of the options was equal to $11.00, the initial public offering’s price per share. Additional options, totaling 19,980 shares, were issued after the exercise of the over-allotment option by the underwriters, with an exercise price of $11.00. The exercise price of the options was subject to adjustment to reflect the impact of any dividend distributions prior to the exercise of the option and also to reflect the impact of any stock dividend and other rights that could be granted to all of our shareholders, including rights to purchase our securities, and was accordingly adjusted to $10.42 following the dividend distribution in November 2013. Mr. Shiran subsequently exercised all of his options.   As of the date of the Meeting, Mr. Shiran does not hold any options to purchase the Company's ordinary shares or any other equity-based awards.

The Management Services Agreement was entered into prior to the adoption of the Company’s compensation policy and the amendment to the Companies Law that mandates Israeli public companies to adopt compensation policies and therefore the engagement terms of Mr. Shiran under the Management Services Agreement are not subject to the approvals required by such amendment or to the Company's compensation policy. The Company's compensation policy sets forth, among other things, a maximum annual amount that may be paid as a base salary and annual bonus, collectively. Since the bonus scheme of Mr. Shiran under the Management Services Agreement is not limited by an annual maximum amount, such bonus scheme maybe inconsistent with the Company’s compensation policy. Annual base salary and bonus paid to Mr. Shiran for fiscal year of 2014 exceeded such annual maximum amount (For further information re the compensation policy see the Company's annual report filed on Form 20-F with the SEC on March 12, 2015).

For further information with respect to Mr. Shiran's compensation, as was recognized in the Company's financial statements for the year ended December 31, 2014, please see the Company’s Annual Report, filed on Form 20-F with the SEC on March 12, 2015, which is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com. The Plan was previously filed with the SEC on March 6, 2012 as exhibit 10.6 to our registration statement on Form F-1 (File No. 333-179556), which is also available at www.sec.gov.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve a grant of options to the Company’s CEO, Mr. Yosef Shiran, to purchase up to 360,000 ordinary shares of the Company as described in the proxy statement distributed in connection with the special general meeting of the shareholders of Caesarstone Sdot-Yam Ltd. to be held on September 17, 2015, or at any adjourned date”.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in the enclosed Notice of Special General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on March 12, 2015, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com. In addition, on August 5, 2015, the Company issued a press release regarding its business and financial results for the six months ended June 30, 2015, which was also furnished to the SEC on Form 6-K. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

       The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: Maxim Ohana Chairman of the Board of Directors

M.P Menashe, Israel
August 18, 2015